May 14, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Health Discovery Corporation Post-Effective Amendment No. 3 on Form SB-2 File No. 333-124750 Filed May 2, 2007

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Health Discovery Corporation, a Texas corporation, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 3 on Form SB-2 to the Registration Statement on Form SB-2 and all exhibits thereto (the “Post-Effective Amendment”) because the Post-Effective Amendment was submitted with the wrong EDGAR code (coded as a Pre-Effective Amendment) requiring a revised filing.

Please do not hesitate to contact the undersigned at (912) 352-7488 or Todd Wade of Powell Goldstein LLP at (404) 572-6694 should you have any questions with respect to this request.

Very truly yours, /s/ Daniel R. Furth Daniel R. Furth Principal Financial Officer